EXHIBIT 6

KINGSWAY AMERICA INC.

150 Pierce Road

Itasca, Illinois 60143

December 7, 2016

Ballantyne Strong, Inc.
131 Plantation Ridge Drive, Suite 100

Mooresville, NC 28117
Attention: Kyle Cerminara

Re:       Shares of Common Stock of 1347 Property Insurance Holdings, Inc.

Dear Kyle:

This letter is being delivered in connection with the purchase from Kingsway America Inc. (“Seller”) by Ballantyne Strong, Inc. (“Purchaser”) of 100,000 shares of common stock, par value $0.001 (the “Securities”), of 1347 Property Insurance Holdings, Inc. (the “Company”) at a purchase price of $7.57 per share.

1.               Subject to the terms and conditions of this letter agreement, at the Closing (as defined below) Seller will sell, assign, transfer and convey to Purchaser, and Purchaser will purchase, the Securities for an aggregate purchase price of $757,000.00 (the “Purchase Price”). The purchase and sale of the Securities shall take place remotely via the exchange of documents and signatures on December 16, 2016 or at such other mutually acceptable time and date (which time and date are designated as the “Closing”). At the Closing, Seller shall initiate the electronic or physical delivery of the Securities to Purchaser and Purchaser shall deliver the Purchase Price to Seller by a wire transfer of immediately available funds in an amount equal to the Purchase Price to the bank account designated by Seller.

2. Seller hereby represents and warrants to Purchaser as of the date hereof and as of the Closing as follows: (i) Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (ii) Seller has all requisite power and authority to execute and deliver this letter agreement and to consummate the transactions described herein, (iii) the execution and delivery by Seller of this letter agreement and the performance by Seller of its obligations hereunder have been duly authorized by all requisite action on the part of Seller and no other proceedings on the part of Seller are necessary to authorize the execution and delivery of this letter agreement and the consummation of the transactions contemplated hereby, (iv) this letter agreement has been duly executed and delivered by Seller and assuming due authorization, execution and delivery of this letter agreement by Purchaser constitutes a valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms except (x) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, or (y) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, (v) Seller owns, beneficially and/or of record, the Securities and has good, valid and marketable title to the Securities, free and clear of any and all covenants, conditions, restrictions, voting trust arrangements, proxies, liens, charges, encumbrances, options and adverse claims or rights whatsoever (“Liens”), except for restrictions on transfer arising under applicable federal and state securities laws, (vi) at the Closing, Seller will deliver to Purchaser good, valid and marketable title to the Securities, free and clear of all Liens, except for restrictions on transfer arising under applicable federal and state securities laws, (vii) the execution and delivery of this letter agreement and the performance by Seller of its obligations hereunder will not (x) violate or breach any provision of Seller’s organizational or governing documents, (y) violate or breach any statute, law, rule or regulation applicable to Seller or order applicable to Seller or by which Seller or any of its properties may be bound or (z) breach, or result in a default under, any contract to which Seller is a party or by which Seller or any of its properties may be bound except in the case of clauses (y) and (z), where such violations, breaches and defaults would not affect Seller’s ability to execute, deliver and perform its obligations under this letter agreement in any material respect and (viii) there is no action, lawsuit, arbitration, claim or proceeding pending or, to the knowledge of Seller, threatened against Seller that would reasonably be expected to impede the consummation of the transactions described herein.

3.               Purchaser hereby represents and warrants to Seller as of the date hereof and as of the Closing as follows: (i) Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (ii) Purchaser has all requisite power and authority to execute and deliver this letter agreement and to consummate the transactions described herein, (iii) the execution and delivery by Purchaser of this letter agreement and the performance by Purchaser of its obligations hereunder have been duly authorized by all requisite action on the part of Purchaser and no other proceedings on the part of Purchaser are necessary to authorize the execution and delivery of this letter agreement and the consummation of the transactions contemplated hereby, (iv) this letter agreement has been duly executed and delivered by Purchaser and assuming due authorization, execution and delivery of this letter agreement by Seller constitutes a valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms except (x) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, or (y) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, (v) the execution and delivery of this letter agreement and the performance by Purchaser of its obligations hereunder will not (x) violate or breach any provision of Purchaser’s organizational or governing documents, (y) violate or breach any statute, law, rule or regulation applicable to Purchaser or order applicable to Purchaser or by which Purchaser or any of its properties may be bound or (z) breach, or result in a default under, any contract to which Purchaser is a party or by which Purchaser or any of its properties may be bound, except in the case of clauses (y) and (z), where such violations, breaches or defaults would not affect Purchaser’s ability to execute, deliver and perform its obligations under this letter agreement in any material respect and (vi) there is no action, lawsuit, arbitration, claim or proceeding pending or, to the knowledge of Purchaser, threatened against Purchaser that would reasonably be expected to impede the consummation of the transactions described herein.

4.               Purchaser acknowledges that Seller, certain of Seller’s affiliates (within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities

Act”), (“Affiliates”)), and Seller’s and such Affiliates’ directors, officers, partners, stockholders, members, investors, employees, attorneys, agents, representatives, as applicable, and successors and assigns thereto (the “Seller Related Parties”) (a) are existing stockholders of the Company and serve on the Company’s Board of Directors and that Seller and the Seller Related Parties may now possess and may hereafter possess certain non-public information concerning the Company and its Affiliates and/or the Securities (the “Non-Public Information”) that may or may not be known by Purchaser which may constitute material information with respect to the foregoing, and (b) the Seller is relying on this letter agreement and would not enter into a transaction to sell the Securities to Purchaser absent this letter agreement.  Purchaser agrees to purchase the Seller’s Securities from Seller notwithstanding that it is aware that such Non-Public Information may exist and that Seller may not have disclosed all Non-Public Information to it.  Purchaser acknowledges that it is an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) (7) or (8) of Regulation D promulgated under the Securities Act. Purchaser acknowledges that it is a sophisticated purchaser with respect to the purchase and sale of securities such as the Securities and that Seller has no obligations to Purchaser to disclose such Non-Public Information and that if the Non-Public Information were fully disclosed to Purchaser, the Non-Public Information could foreseeably affect Purchaser’s willingness to enter into this letter agreement and the price that Purchaser would be willing to pay to purchase the Securities. Moreover, such Non-Public Information may indicate that the value of the Securities is substantially lower or higher than the Purchase Price. Additionally, Purchaser acknowledges that it has adequate information concerning the Securities, and the business and financial condition of the Company and its affiliates, to make an informed decision regarding the purchase of the Securities, and has independently and without reliance upon Seller, and based upon such information as the Purchaser has deemed appropriate, made its own analysis and decision to purchase the Securities from Seller. Purchaser is experienced, sophisticated and knowledgeable in the trading of securities and other instruments of private and public companies and understands the disadvantage to which it may be subject on account of any disparity of the access to, and possession of, such Non-Public Information between Purchaser and Seller. Purchaser has conducted an independent evaluation of the Securities to determine whether to enter into this letter agreement and, notwithstanding the absence of access by Purchaser to the Non-Public Information known by Seller, Purchaser is desirous of entering into this letter agreement and consummating the transactions contemplated hereby. Purchaser, because of, among other things, its business and financial experience, is capable of evaluating the merits and risks of the transactions contemplated by this letter agreement and of protecting its own interests in connection with this letter agreement.

5.               Purchaser, for itself and its successors and/or assigns, to the maximum extent permitted by law, irrevocably forever releases, discharges and waives any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees, or damages of any kind (including, but not limited to, any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, against the Seller, the Company or any of their respective affiliates, including, without limitation, any and all of their present and/or past directors, officers, members, partners, employees, fiduciaries, agents or accounts under management, and their respective successors and assigns (collectively, the “Seller Released Parties”), arising on or prior to the date hereof, which are based upon, arise from or in any way relate to or involve, directly or indirectly,

Seller’s failure to disclose all or any portion of the Non-Public Information known by it to Purchaser in connection with the transfer of the Securities by Seller to Purchaser. Purchaser also agrees that it shall not institute or maintain any cause of action, suit, complaint or other proceeding against the Company or any of the Seller Released Parties as a result of such Seller Released Parties’ failure to disclose fully such Non-Public Information to Purchaser or otherwise in connection with this letter agreement. Purchaser also represents that it has not assigned any claim or possible claim against the Company or the Seller Released Parties that relates to the Non-Public Information, it fully intends to release all claims against the Company and the Seller Released Parties that related to the Non-Public Information as set forth above and it has been advised by, and has consulted with counsel with respect to the execution and delivery of this letter agreement and has been fully apprised of the consequences of the waivers, releases and discharges set forth herein.

6.               Each of Seller and Purchaser agrees that this letter agreement, including, without limitation, the representations, warranties, agreements, waivers, releases, acceptances and acknowledgments contained herein, shall be binding upon and inure to the benefit of Purchaser and Seller and their respective successors and assigns, and shall survive the execution and delivery of this letter agreement and the consummation of the sale of Seller’s Securities to Purchaser.

7.               This letter agreement constitutes the entire agreement between the parties, supersedes any prior agreements and understandings, written or oral, between the parties with respect to the subject matter of the agreement, and contains the only representations or warranties on which the parties are entitled to rely.

8.               This letter agreement may be executed in counterparts.

9.               This letter agreement shall be construed in accordance with the laws of the State of Illinois and the parties agree to and accept the exclusive jurisdiction of the courts of appropriate jurisdiction sitting in Chicago, Illinois with respect to any action relating to this letter agreement.

Please indicate your acknowledgment and agreement to the foregoing by signing below where indicated.

SELLER:

Kingsway America Inc.

By:	/s/ William A. Hickey, Jr.
	Name:	William A. Hickey, Jr.
	Title:	Vice President

ACKNOWLEDGED AND AGREED

AS OF THE DATE FIRST WRITTEN ABOVE:

PURCHASER:

Ballantyne Strong, Inc.

By:	/s/ D. Kyle Cerminara
	Name:	D. Kyle Cerminara
	Title:	Chairman and CEO